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SEC FILE NUMBER
8-71221

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **RAM FINANCIAL LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1420 Washington Blvd, 6th Floor

(No. and Street)

Detroit	**MI**	**48226**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rich Onesto	**347-853-6534**	**rich@tradearies.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.

(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	**Norwell**	**MA**	**02061**
(Address)	(City)	(State)	(Zip Code)

2/24/2009	**3373**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Christofilis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _RAM Financial LLC_____, as of December 31_____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RAM Financial LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT RESGISTERED PUBLIC ACCOUTNING FIRM

DECEMBER 31, 2025

CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Ram Financial LLC
Detroit, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ram Financial LLC as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ram Financial LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ram Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Ram Financial LLC's financial statements. The supplemental information is the responsibility of Ram Financial LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as Ram Financial LLC's auditor since 2025.
Norwell, Massachusetts
March 5, 2026


Members of
AICPA®

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of

mgi worldwide

RAM Financial LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	30,925
Clearing Firm Deposit Account		500,000
FINRA CRD Account		806
Total assets	$	531,731

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	-
Total liabilities	$	-
Member's equity		531,731
Total liabilities and member's equity	$	531,731

The accompanying notes are an integral part of these financial statements

RAM Financial LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2025

Revenues

Total revenue	0

Expenses

Professional Fees - Compliance	120,000
Professional Fees - Accounting	43,750
FINRA Fees	37,644
Office Expenses	1,375
Total expenses	202,769

Net Income	$ (202,769)

The accompanying notes are an integral part of these financial statements

RAM Financial LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2025

Member's equity, beginning of year	$	25,000
Contributions		709,500
Distributions		0
Net Income (Loss)		(202,769)
Member's equity, end of year	$	531,731

The accompanying notes are an integral part of these financial statements

4

RAM Financial LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2025

Cash flows provided by operating activities	
Net (loss)	$ (202,769)
Adjustments to reconcile net (loss) to net cash provided by operating activities	
Changes in operating assets and liabilities:	
Clearing Firm Deposit Account	(500,000)
FINRA CRD Account	(806)
Cash flows from financing activities	(703,575)
Net cash provided by financing activities	
Contributions	709,500
Net cash used in financing activities	709,500
Net increase in cash	5,925
Cash, beginning of period	$ 25,000
Cash, end of year of period	$ 30,925

Supplemental disclosure of cash flowinformation:

Cash paid during the year for income taxes	$ -
Cash paid during the year for interest	$ -

The accompanying notes are an integral part of these financial statements

RAM Financial LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies

Nature of Business

RAM Financial LLC (the "Company"), a Delaware Limited Liability Corporation, is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Aries Financial LLC ("the Parent"). The Company is engaged in a single line of business as a securities broker dealer.

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with the customer, (b) identify the performance obligations in the contract, (c) determining the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

For the period January 1st, 2025 to December 31st, 2025 there were no revenues related to business activity.

Cash and Cash Equivalents

For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2025 the Company had no uninsured cash balances.

RAM Financial LLC

NOTES TO FINANCIAL STATEMENTS

═══

1. Nature of business and summary of significant accounting policies (continued)

Accounts Receivable

The Company recognizes revenue from services and other fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. At December 31, 2025, there were no receivables in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable, or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contract assets or liabilities on December 31, 2025.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement pursuant to SEC Rule 15c3-1, which requires minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2025, the Company's net capital was $530,925 which was $525,925 in excess of its minimum requirement of $5,000.

3. Concentrations of credit risk

In the normal course of business, the Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company is subject to credit risk to the extent any financial

RAM Financial LLC

NOTES TO FINANCIAL STATEMENTS

3. Concentrations of credit risk (continued)

institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"). The Company's interest-bearing cash balances may exceed the FDIC coverage of $250,000. As of December 31, 2025, the Company did not have balances in excess of insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Commitments and contingencies

The Company may be exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of any such matters will not have a material effect on the Company's financial position or results of operations. There were no commitments or contingencies at December 31, 2025.

5. Subsequent events

The Company has evaluated subsequent events through the date of the Independent Registered Public Accounting Firm Report, whereupon the financial statements were issued and determined there are no items to disclose.

6. Company Condition

The Company has a loss of $202,769 for the time period of January 1, 2025 to December 31, 2025 and has received capital contributions from its member for working capital. The Company's member has represented that the Parent Company intends to continue making capital contributions as needed. To ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

Management expects the company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company received no revenue from customers in 2025.

8. Expense Sharing Agreement

The Company has an expense sharing agreement with the Parent and expenses during the year ended December 31, 2025 were paid for by the Parent in accordance with the agreement.

RAM Financial LLC

SCHEDULE I
COMPUTATION AND RECONCILIATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2025

Net capital, member's equity	$ 531,731
Less nonallowable assets	
FINRA CRD Account	806
	806
Net capital	$ 530,925
Minimum net capital required (under SEC Rule 15c3-1)	5,000
Excess net capital	$ 525,925
Aggregate indebtedness	0
Percentage of aggregate indebtedness to net capital	0.00%

There are no material differences between the proceeding computation and the companies corresponding unaudited Part II A of Form X-17a-5 as of December 31, 2025.

RAM Financial LLC

SCHEDULE II
COMPUTATION FOR DERMINATION OF RESERVE REQUIREMENTS

December 31, 2025

STATEMENT PURSUANT TO EXEMPTION FROM THE COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments
to 17 C.F.R. § 240.17a-5 – Accordingly, the "Computation for Determination of Reserve
Requirements"and "Information Relating to the Possession or Control Requirements" under such rule
have not been prepared.

**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3**

The Company is exempt from the provision of SEC rule 15c3-3 pursuant to Footnote 74 of the SEC
Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and for the year ended December
31, 2025, the Company was in compliance with the conditions of exemption.

The Company operates pursuant to SEA Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all
transactions on a fully-disclosed basis through its clearing firm. The Firm will not hold customer funds or
safekeep customer securities.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Ram Financial LLC
Detriot, Michigan

We have reviewed management's statements, included in the accompanying Ram Financial LLC Exemption Report, in which (1) Ram Financial LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ram Financial LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Ram Financial LLC identified that the non-covered Ram Financial LLC's activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. Ram Financial LLC stated that Ram Financial LLC met the identified exemption provisions throughout the most recent year without exception. Ram Financial LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ram Financial LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as Ram Financial LLC's auditor since 2025.
Norwell, Massachusetts
March 5, 2026


80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



RAM FINANCIAL LLC

EXEMPTION REPORT

December 31, 2025

RAM Financial, LLC (the Company) is a registered broker-dealer subject to Rule 17-a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be paid by certain brokers and dealers"). This exemption Report was prepared as required by C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under paragraph (k) of 17 C.F.R. 240 15c-3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended December 31, 2025, without exception.

(3) The Company is also filing an exemption report because the Company's other business activities contemplated by Footnote 74 to SEC Release 34-70073 adoption amendments to 17 C.F.R. 240 17a-5 are limited to an online brokerage, trading, and commission platform. The Company has represented that it does not and will not:
   • Directly or indirectly receive, hold, or otherwise owe funds for or to customers,
   • Carry accounts of or for customers, and
   • Carry PAB accounts throughout the most recent fiscal year without exemption.

RAM FINANCIAL, LLC

I, Charles Christofilis Swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Charles Christofilis

Title: Chief Executive Officer

March 5th, 2026